KROLL BOND RATING AGENCY, INC.

Form NRSRO Annual Certification filed as of November 15, 2017

EXHIBIT 5:
Code of Conduct

KBRA Code of Conduct

> Issued By: KBRA Compliance Department
>
> Effective Date: November 13, 2017
>
> Applicable to: All KBRA and KBRA Europe Employees

Kroll Bond Rating Agency ("KBRA") has adopted this Code of Conduct ("Code") to address the principles set forth by the International Organization of Securities Commissions ("IOSCO"). The format of this Code of Conduct is consistent with the revised "Code of Conduct Fundamentals for Credit Rating Agencies" published by IOSCO in March 2015 (the "IOSCO Code").

1. QUALITY AND INTEGRITY OF THE CREDIT RATING PROCESS

A. Quality of the Credit Rating Process

1.1   KBRA shall establish, maintain, document, and enforce a credit rating methodology for each class of entity or obligation for which KBRA issues credit ratings. Each credit rating methodology shall be rigorous, capable of being applied consistently, and, where possible, result in credit ratings that can be subjected to validation based on some form of historical experience.

1.2   Credit ratings shall reflect all information known to, and believed to be relevant to, KBRA, consistent with the applicable credit rating methodology that is in effect.

1.3   KBRA shall adopt reasonable measures designed so that that it has the appropriate knowledge and expertise, and that the information it uses in determining credit ratings is of sufficient quality and obtained from reliable sources to support a high quality credit rating.

1.4   KBRA avoids issuing credit ratings for entities or obligations for which it does not have appropriate information, knowledge, and expertise. For example, where the complexity of a security or the structure of a type of security, or the lack of robust data about the assets underlying the security raise serious questions as to whether KBRA can determine a high quality credit rating for the security, KBRA shall refrain from issuing a credit rating.

1.5   In assessing creditworthiness, KBRA analysts involved in the credit rating action use the credit rating methodology established by KBRA for the type of entity or obligation that is subject to the credit rating action. The credit rating methodology shall be applied in a manner that is consistent across all entities or obligations for which that methodology is used.

1.6 KBRA defines the meaning of each category in its rating scales and applies those categories consistently across all classes of rated entities and obligations to which a given rating scale applies.

1.7 Credit ratings are assigned by KBRA as an entity (not by an analyst or other employee of KBRA).

1.8 KBRA assigns analysts who, individually or collectively (particularly where credit rating committees are used), have appropriate knowledge and experience for assessing the creditworthiness of the type of entity or obligation being rated.

1.9 KBRA shall maintain internal records to support its credit rating opinions in accordance with applicable laws and regulations in the jurisdictions in which it conducts business, as well as its own policies and procedures.

1.10 KBRA shall establish, maintain, document, and enforce policies, procedures, and controls designed to avoid knowingly issuing credit ratings, analyses, or reports that contain misrepresentations or are otherwise misleading as to the general creditworthiness of a rated entity or obligation.

1.11 KBRA shall devote sufficient resources to carry out and maintain high quality credit ratings. When deciding whether to issue a credit rating for an entity or obligation, KBRA shall assess whether it is able to devote a sufficient number of analysts with the skills to determine high quality credit ratings, and whether the analysts will have access to sufficient information in order to determine a high quality credit rating.

1.12 KBRA shall establish and maintain a review function made up of one or more senior managers with appropriate experience to review the feasibility of providing a credit rating for a type of entity or obligation that is materially different from the entities or obligations KBRA currently rates.

1.13 KBRA shall establish and maintain a review function made up of one or more senior managers responsible for conducting a rigorous, formal, and periodic review, on a regular basis pursuant to an established timeframe, of all aspects of KBRA's credit rating methodologies (including models and key assumptions) and significant changes to the credit rating methodologies. For example, KBRA shall assess whether existing credit rating methodologies and models for determining credit ratings of structured finance products are appropriate when the risk characteristics of the assets underlying a structured finance product change materially. Where feasible and appropriate for the size and scope of its credit rating business, this function shall be independent of the employees who are principally responsible for determining credit ratings.

1.14 KBRA, in selecting the analyst or analysts who will participate in determining a credit rating, shall seek to promote continuity but also to avoid bias in the credit rating process.

1.15 KBRA shall allocate sufficient employees and financial resources to monitoring and updating all its credit ratings. Except for a credit rating that clearly indicates it does not entail ongoing surveillance, once a credit rating is published, KBRA shall monitor the credit rating on an ongoing basis by:

a.   reviewing the creditworthiness of the rated entity or obligation regularly in accordance with KBRA's relevant policies, procedures, and methodologies and applicable laws and regulations;

b.   initiating a review of the status of the credit rating upon becoming aware of any information that might reasonably be expected to result in a credit rating action (including withdrawal of a credit rating), consistent with the applicable credit rating methodology;

c.   reviewing the impact of and applying a change in the credit rating methodologies, models or key rating assumptions on the relevant credit ratings within a reasonable period of time; and

d.   updating on a timely basis the credit rating, as appropriate, based on the results of such review.

1.16   If KBRA uses separate analytical teams for determining initial credit ratings and for subsequent monitoring of existing credit ratings, each team shall have the requisite level of expertise and resources to perform their respective functions in a timely manner. KBRA reserves the right to evaluate internal processes and market trends to maintain operational flexibility to allocate resources needed to monitor existing credit ratings and conduct reviews on a timely basis.

1.17   KBRA shall establish, maintain, document, and enforce policies and procedures that clearly set forth guidelines for disseminating credit ratings that are the result or subject of credit rating actions and the related reports, and for when a credit rating is withdrawn.

B.   Integrity of the Credit Rating Process

1.18   KBRA and its employees shall deal fairly and honestly with rated entities, obligors, originators, underwriters, arrangers, and users of credit ratings.

1.19   KBRA holds its employees to the highest standards of integrity and ethical behavior. Subject to applicable local legal and regulatory requirements, KBRA will not knowingly employ individuals with demonstrably compromised integrity.

1.20   KBRA and its employees shall not, either implicitly or explicitly, give any assurance or guarantee to an entity subject to a rating action, obligor, originator, underwriter, arranger, or user of KBRA's credit ratings about the outcome of a particular credit rating action. This does not preclude KBRA from developing preliminary feedback in connection with its analysis.

1.21   KBRA and its employees shall not make promises or threats about potential credit rating actions to influence rated entities, obligors, originators, underwriters, arrangers, or users of KBRA's credit ratings (e.g., subscribers) to pay for credit ratings or other services.

1.22   KBRA and its employees shall not make proposals or recommendations regarding the activities of rated entities or obligors that could affect a credit rating of the rated entity or obligation, including, but not limited to, proposals or recommendations about corporate or legal structure, assets and liabilities, business operations, investment plans, lines of financing, business combinations, and the design of structured finance products. Consistent with this prohibition, KBRA's analysts may hold a series of iterative discussions and other interactions with rated entities or obligors or their agents to (i) understand and incorporate into their analyses the particular facts and features, and any modification thereof, as proposed by the rated entity or issuer or obligor or their agents; and (ii) explain to the rated entity or issuer or obligor or their agents the rating implications of KBRA's ratings methodologies as applied to the relevant proposed facts and features.

1.23   In each jurisdiction in which KBRA operates, KBRA shall establish, maintain, document, and enforce policies, procedures, and controls designed so that KBRA and its employees comply with KBRA's code of conduct and applicable laws and regulations.

a.   KBRA has established a compliance function responsible for monitoring and reviewing the compliance of KBRA and its employees with the provisions of KBRA's code of conduct and with applicable laws and regulations.

b.   The compliance function also shall be responsible for reviewing the adequacy of KBRA's policies, procedures, and controls concerning compliance with KBRA's code of conduct and applicable laws and regulations.

c.   KBRA has appointed a Chief Compliance Officer/Designated Compliance Officer to oversee and maintain KBRA's global compliance function. The Chief Compliance Officer/Designated Compliance Officer's reporting lines and compensation are independent of KBRA's credit rating operations and compensation will not be directly linked to KBRA's performance.

1.24   KBRA employees are expected to report promptly any conduct they reasonably believe to be illegal, unethical, or contrary to this Code of Conduct to the Compliance Department or another officer of KBRA, as appropriate, so proper action may be taken. KBRA's employees are not necessarily expected to be experts in the law. Nonetheless, KBRA employees are expected to report activities that a reasonable person would question. Upon receiving such a report from an employee, KBRA is obligated to take appropriate action, as determined by the laws and regulations of the jurisdiction and the policies, procedures, and controls established, maintained, documented, and enforced by KBRA. KBRA prohibits retaliation by KBRA or an employee against any employees who, in good faith, reports a violation of the law, regulation, or this Code of Conduct.

2.   INDEPENDENCE AND AVOIDANCE OF CONFLICTS OF INTEREST

A.   General

2.1   KBRA shall not delay or refrain from taking a credit rating action based on the potential effect (economic, political, or otherwise) of the action on KBRA, a rated entity, obligor, originator, underwriter, arranger, investor, or other market participant.

2.2   KBRA and its employees shall use care and professional judgment to maintain both the substance and appearance of KBRA's and its employees' independence and objectivity.

2.3   KBRA's determination of a credit rating shall be influenced only by factors relevant to the credit assessment.

2.4   The credit rating KBRA assigns to an entity or obligation shall not be affected by the existence (or non-existence) of, or potential for, a business relationship between KBRA (or its affiliates) and the rated entity, obligor, originator, underwriter, or arranger (or any of their affiliates), or any other party.

2.5   KBRA shall operationally, legally, and, if practicable, physically separate its credit rating business and its analysts from any other businesses that may present a conflict of interest. For other businesses that do not necessarily present a conflict of interest, KBRA shall establish, maintain, document, and enforce policies, procedures, and controls designed to minimize the likelihood that conflicts of interest will arise. To the extent any exist, KBRA will disclose on its website any such other business on KBRA's external website.

B.   CRA Policies, Procedures, Controls and Disclosures

2.6   KBRA shall establish, maintain, document, and enforce written policies, procedures, and controls to (i) identify, and (ii) eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the credit rating methodologies, credit rating actions, or analyses of KBRA or the judgment and analyses of KBRA's employees. Among other things, the policies, procedures, and controls shall address (as applicable to KBRA's business model) how the following conflicts can potentially influence KBRA's credit rating methodologies or credit rating actions:

a.   being paid to issue a credit rating by the rated entity or by the obligor, originator, underwriter, or arranger of the rated obligation;

b.   being paid by subscribers with a financial interest that could be affected by a credit rating action of KBRA;

c.   being paid by rated entities, obligors, originators, underwriters, arrangers, or subscribers for services other than issuing credit ratings or providing access to KBRA's credit ratings;

d.   providing a preliminary indication or similar indication of credit quality to an entity, obligor, originator, underwriter, or arranger prior to being hired to determine the final credit rating for the entity, obligor, originator, underwriter, or arranger; and

e.   having a direct or indirect ownership interest in a rated entity or obligor, or having a rated entity or obligor have a direct or indirect ownership interest in KBRA.

2.7   KBRA shall disclose actual and potential conflicts of interest (including, but not limited to, those conflicts of interest identified in Provision 2.6 above) in a complete, timely, clear, concise, specific, and prominent manner. When the actual or potential conflict of interest is unique or specific to a credit rating action with respect to a particular rated entity, obligor, originator, lead underwriter, arranger, or obligation, such conflict of interest shall be disclosed in the same form and through the same means as the relevant credit rating action.

2.8   KBRA shall disclose the general nature of its compensation arrangements with rated entities, obligors, and lead underwriters.

a.   KBRA does not provide consulting services. If KBRA were to receive from a rated entity, obligor, originator, lead underwriter, or arranger compensation unrelated to its credit rating services, KBRA would disclose such unrelated compensation as a percentage of total annual compensation received from such rated entity, obligor, lead underwriter, or arranger.

b.   KBRA shall disclose when it receives 10 percent or more of its annual revenue from a single client (e.g., a rated entity, obligor, originator, lead underwriter, arranger, or subscriber, or any of their affiliates). KBRA complies with specific jurisdictional revenue concentration requirements or limits.

2.9   KBRA supports requirements that structured finance issuers and originators of structured finance products make available all relevant information regarding these products so that investors and other credit rating agencies can conduct their own analyses independently from the credit rating agencies engaged by the issuers and/or originators to provide a credit rating.

2.10   KBRA shall not hold or transact in trading instruments presenting a conflict of interest with KBRA's credit rating activities.

2.11   In instances where rated entities or obligors (e.g., sovereign nations or states) have, or are simultaneously pursuing, oversight functions related to KBRA, the employees responsible for interacting with the officials of the rated entity or the obligor (e.g., government regulators) regarding supervisory matters shall be separate from the employees that participate in taking credit rating actions or developing or modifying credit rating methodologies that apply to such rated entity or obligor.

C.   CRA Employee Independence

2.12   Reporting lines for KBRA employees and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest.

a.   KBRA employees who participate in or who might otherwise have an effect on a credit rating action with respect to an entity or obligation shall not be compensated or evaluated on the basis of the amount of revenue that KBRA derives from that entity or obligor.

b.   KBRA shall conduct formal and periodic reviews of its compensation policies, procedures, and practices for its employees who participate in or who might otherwise have an effect on a credit rating action to confirm whether these policies, procedures, and practices have not compromised and do not compromise the objectivity of KBRA's credit rating process.

2.13   KBRA employees who participate in or who might otherwise have an effect on a credit rating action shall not initiate or participate in discussions with rated entities, obligors, arrangers, or subscribers regarding fees or payments charged to such rated entity, obligor, arranger, or subscriber.

2.14   As detailed in various KBRA policies and procedures, KBRA employees are prohibited from participating in or otherwise influencing KBRA's credit rating action with respect to an entity or obligation if the employee, an immediate family member of the employee (e.g., spouse, domestic partner, or dependent), or an entity managed by the employee (e.g., a trust):

a.   Holds or transacts in a trading instrument issued by the rated entity or obligor;

b.   Holds or transacts in a trading instrument (other than a diversified collective investment scheme) that itself owns an interest in the rated entity or obligor, or is a derivative based on a trading instrument issued by the rated entity or obligor;

c.   Holds or transacts in a trading instrument issued by an affiliate of the rated entity or obligor, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or KBRA;

d.   Holds or transacts in a trading instrument issued by a lead underwriter or arranger of the rated obligation, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or KBRA;

e.   Is currently employed by, or had a recent employment or other significant business relationship with the rated entity or obligor or a lead underwriter or arranger of the rated obligation that may cause or may be perceived as causing a conflict of interest;

f.   Is a director of the rated entity or obligor, or lead underwriter or arranger of the rated obligation; or

g.   Has, or had, another relationship with or interest in the rated entity, obligor, or the lead underwriter or arranger of the rated obligation (or any of their affiliates) that may cause or may be perceived as causing a conflict of interest.

2.15   KBRA analysts and their Family Members shall not hold or transact in a trading instrument issued by a rated entity or obligor in the analyst's area of primary analytical responsibility. This would not preclude an analyst from holding or trading a diversified collective investment scheme that owns a trading instrument issued by a rated entity or obligor in the analyst's area of primary analytical responsibility. For purposes of this provision, "Family Members" means: (i) the spouse, domestic partner or cohabitant of an KBRA analyst; (ii) a minor or unmarried dependent child of a KBRA analyst, including an adopted child, stepchild, or foster child; and (iii) a parent, in-law or any other relative with whom the KBRA analyst resides.

2.16   KBRA analysts shall be prohibited from soliciting money, gifts, or favors from any entity rated by KBRA other than incidentals of nominal value provided as part of a normal business interaction. All KBRA employees shall be prohibited from accepting gifts offered in the form of cash or cash equivalents or that may create potential, perceived or actual conflicts of interest.

2.17   A KBRA employee who becomes involved in a personal relationship (including, for example, a personal relationship with an employee of a rated entity, obligor, or originator, or the lead underwriter or arranger of a rated obligation) that creates an actual or potential conflict of interest shall be required under KBRA's policies, procedures, and controls to disclose the relationship to the Chief Compliance Officer or another officer of KBRA, as appropriate.

2.18 KBRA shall establish, maintain, document, and enforce policies, procedures, and controls for (i) reviewing the past work of an analyst who leaves the employ of KBRA and joins an entity that the employee participated in rating, an obligor whose obligation the employee participated in rating, an originator, underwriter, or arranger with which the employee had significant dealings as part of his or her duties at KBRA, and (ii) taking such actions as are required by applicable legal and regulatory requirements.

3. CRA RESPONSIBILITIES TO THE INVESTING PUBLIC, RATED ENTITIES, OBLIGORS, ORIGINATORS, UNDERWRITERS, AND ARRANGERS

A. Transparency and Timeliness of Credit Ratings Disclosure

3.1 KBRA provides information on www.kbra.com to assist investors in developing a greater understanding of what a rating is. KBRA does not state or imply that its regulatory authorities endorse its credit ratings or use its registration status to advertise the quality of KBRA's credit ratings.

3.2 KBRA publicly discloses sufficient information about its credit rating process and its credit rating methodologies, so that investors and other users of credit ratings can understand how a credit rating was determined by KBRA.

3.3 KBRA shall publicly disclose a material modification to a credit rating methodology prior to the modification taking effect unless doing so would negatively affect the integrity of a credit rating by unduly delaying the taking of a credit rating action. In either case, KBRA shall disclose the material modification in a non-selective manner.

3.4 KBRA shall disclose its policies and procedures that address the issuance of unsolicited credit ratings.

3.5 KBRA shall disclose its policies and procedures for distributing credit ratings and reports, and for when a credit rating will be withdrawn.

3.6 KBRA shall disclose clear definitions of the meaning of each category in its rating scales, including the definition of default.

3.7 KBRA shall differentiate credit ratings of structured finance products from credit ratings of other types of entities or obligations by using the indicator (sf). The (sf) indicator does not change the meaning or definition of the credit rating in any other way and does not change the risk of the specific structured finance product.

3.8 KBRA shall be transparent with investors, rated entities, obligors, originators, underwriters, and arrangers about how the relevant entity or obligation is rated.

3.9 Where feasible and appropriate, KBRA shall inform the rated entity, or the obligor or arranger of the rated obligation about the critical information and principal considerations upon which a credit rating will be based prior to disseminating a credit rating that is the result or subject of the credit rating action and afford such rated entity, obligor, or arranger an adequate opportunity to clarify any factual errors, factual omissions, or factual misperceptions it considers relevant to produce a well-informed credit rating. KBRA shall duly evaluate any response from such rated entity, obligor, or arranger. Where in particular circumstances KBRA has not informed such rated entity, obligor, or arranger prior to disseminating a credit rating action, KBRA shall inform such rated entity, obligor, or arranger as soon as practical thereafter and, generally, shall explain why KBRA did not inform such rated entity, obligor, or arranger prior to disseminating the credit rating action.

3.10   When KBRA publicly discloses or distributes to its subscribers (depending on KBRA's business model) a credit rating that is the result or subject of the credit rating action, it shall do so as soon as practicable after taking such action.

3.11   When KBRA publicly discloses or distributes to its subscribers (depending on KBRA's business model) a credit rating that is the result or subject of a credit rating action, it shall do so on a nonselective basis.

3.12   KBRA shall disclose with a credit rating that is the result or subject of a credit rating action whether the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation participated in the credit rating process. Each credit rating not initiated at the request of the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation shall be identified as such in accordance with KBRA's policies and procedures.

3.13   KBRA shall clearly indicate the attributes and limitations of each credit rating, and the extent to which KBRA verifies information provided to it by the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation. For example, if the credit rating involves a type of entity or obligation for which there is limited historical data, KBRA shall disclose this fact and how it may limit the credit rating.

3.14   For its published credit ratings, KBRA shall indicate when the credit rating was last updated or reviewed. The credit rating announcement shall also indicate the principal credit rating methodology or methodology version that was used in determining the credit rating and where a description of that credit rating methodology can be found. Where the credit rating is based on more than one credit rating methodology, or where a review of only the principal credit rating methodology might cause investors and other users of credit ratings to overlook important aspects of the credit rating, KBRA shall explain this fact in the credit rating announcement, and indicate where to find a discussion of how the different credit rating methodologies and other important aspects factored into the credit rating decision.

3.15   When issuing a published rating on a structured finance product, KBRA shall publicly disclose or distribute to its subscribers (depending on KBRA's business model) sufficient information about its loss and cash-flow analysis with the credit rating, so that investors in the product, other users of credit ratings, and/or subscribers can understand the basis for KBRA's credit rating). KBRA shall also publicly disclose or distribute information about the degree to which it analyzes how sensitive a credit rating of a structured finance product is to changes in the assumptions underlying the applicable credit rating methodology.

3.16   When issuing or revising a published credit rating, KBRA shall explain in its announcement and/or report the key assumptions and data underlying the credit rating, including financial statement adjustments that deviate materially from those contained in the published financial statements of the relevant rated entity or obligor.

3.17   If KBRA discontinues monitoring a published credit rating for a rated entity or obligation it shall either withdraw the credit rating or disclose such discontinuation to the public or to its subscribers (depending on KBRA's business model) as soon as practicable. A publication by KBRA of a credit rating that is no longer being monitored shall indicate the date the credit rating was last updated or reviewed, the reason the credit rating is no longer monitored, and the fact that the credit rating is no longer being updated.

3.18   KBRA shall disclose sufficient information about the historical transition and default rates of its credit rating categories with respect to the classes of entities and obligations it rates. This information shall include verifiable, quantifiable historical information, organized over a period of time, and, where possible, standardized in such a way to assist investors and other users of credit ratings in comparing different CRAs. If the nature of the rated entity or obligation or other circumstances make such historical transition or default rates inappropriate, statistically invalid, or otherwise likely to mislead investors or other users of credit ratings, KBRA shall explain why.

B.   The Treatment of Confidential Information

3.19   KBRA shall establish, maintain, document, and enforce policies, procedures, and controls to protect confidential and/or material non-public information, including confidential information received from a rated entity, obligor, or originator, or the underwriter or arranger of a rated obligation, and non-public information about a credit rating action (e.g., information about a credit rating action before the credit rating is publicly disclosed or disseminated to subscribers).

a.   The policies, procedures, and controls shall prohibit KBRA and its employees from using or disclosing confidential and/or material non-public information for any purpose unrelated to KBRA's credit rating activities, including disclosing such information to other employees where the disclosure is not necessary in connection with KBRA's credit rating activities, unless disclosure is required by applicable law, regulation or routine examination.

b.   The policies, procedures, and controls shall require KBRA and its employees to take reasonable steps to protect confidential and/or material non-public information from fraud, theft, misuse, or inadvertent disclosure.

c.   With respect to confidential information received from a rated entity, obligor, originator, underwriter, or arranger, the policies, procedures, and controls shall prohibit KBRA and its employees from using or disclosing such information in violation of the terms of any applicable agreement or mutual understanding that KBRA will keep the information confidential, unless disclosure is required by applicable law or regulation.

d.   With respect to a pending credit rating action, the policies, procedures, and controls shall prohibit KBRA and its employees from selectively disclosing information about the pending credit rating action, except to the rated entity, obligor, arranger, or their designated agents, or as required by applicable law or regulation.

Notwithstanding the foregoing, KBRA shall not be restricted from publishing any credit rating or opinion regarding a particular issue or issue that incorporates confidential information without specifically disclosing such information or from using third party contractors or agents bound by appropriate confidentiality obligations to assist in any aspect of the credit rating process or related business activities, including due diligence.

3.20   KBRA shall establish, maintain, document, and enforce policies, procedures, and controls designed to prevent violations of applicable laws and regulations governing the treatment and use of confidential and/or material non-public information.

3.21   KBRA shall establish, maintain, document, and enforce policies, procedures, and controls that prohibit employees that possess confidential and/or material non-public information concerning a trading instrument from engaging in a transaction in the trading instrument or using the information to advise or otherwise advantage another person in transacting in the trading instrument.

4.   GOVERNANCE, RISK MANAGEMENT, AND EMPLOYEE TRAINING

4.1   KBRA's President and its Chief Compliance Officer shall be responsible for overseeing KBRA's establishment, maintenance, documentation, and enforcement of a code of conduct that gives full effect to the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies. KBRA's President and Chief Compliance Officer report to the KBRA Board of Directors and such other similar bodies to the extent required by local law in the jurisdictions in which KBRA operates.

4.2   KBRA has established a risk management committee that is responsible for identifying, assessing, monitoring, and reporting the risks arising from its activities, including, but not limited to legal risk, reputational risk, and operational risk. Such body makes periodic reports to the Board of Directors (or similar body) and senior management to assist them in assessing the adequacy of the policies, procedures, and controls KBRA establishes, maintains, documents, and enforces to manage risk, including the policies, procedures, and controls specified in the IOSCO Code.

4.3   KBRA will establish, maintain, document, and enforce policies, procedures, and controls requiring employees to undergo formal ongoing training at reasonably regular time intervals. The subject matter covered by the training shall be relevant to the employee's responsibilities and shall cover, as applicable, KBRA's Code of Conduct, KBRA's credit rating methodologies, the laws, rules and regulations governing KBRA's credit rating activities, KBRA's policies, procedures, and controls for managing conflicts of interest and governing the holding and transacting in trading instruments, and KBRA's policies and procedures for handling confidential and/or material non-public information. The policies, procedures, and controls shall include measures designed to verify that employees undergo required training.

5.   DISCLOSURE AND COMMUNICATION WITH MARKET PARTICIPANTS

5.1   To the best of KBRA's knowledge, KBRA's disclosures, including those specified in the provisions in this Code of Conduct, are and shall be complete, fair, accurate, timely, and understandable to investors and other users of credit ratings.

5.2   This Code of Conduct has been drafted in accordance with the IOSCO CRA Code. KBRA shall disclose with its code of conduct a description of how the provisions of its code of conduct fully implement the provisions of the IOSCO Statement of Principles Regarding the Activities of Credit Rating Agencies and the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies (collectively, the "IOSCO provisions"). If KBRA's Code of Conduct deviates from an IOSCO provision, KBRA shall identify the relevant IOSCO provision, explain the reason for the deviation, and explain how the deviation nonetheless achieves the objectives contained in the IOSCO provisions. KBRA shall describe how it implements and enforces its code of conduct. KBRA also shall disclose as soon as practicable any changes to its code of conduct or changes to how it is being implemented or enforced.

5.3   KBRA shall establish and maintain a function within its organization charged with receiving, retaining, and handling complaints from market participants and the public. The function shall establish, maintain, document, and enforce policies, procedures, and controls for receiving, retaining, and handling complaints, including those that are provided on a confidential basis. The policies, procedures, and controls shall specify the circumstances under which a complaint must be reported to senior management and/or the board (or similar body).

5.4   KBRA shall publicly and prominently disclose free of charge on its primary website:

a.   KBRA's Code of Conduct;

b.   a description of KBRA's credit rating methodologies;

c.   information about KBRA's historic performance data; and

d.   any other disclosures specified in applicable laws, regulations, and the provisions of the IOSCO Code as applicable given KBRA's business model and the jurisdictions in which it operates.

6.   REPORTING OF VIOLATIONS

6.1   Nothing herein prohibits or restricts the rights of KBRA employees as set forth in the KBRA Whistleblower Policies and Procedures in the employee's relevant jurisdictions. All of the provisions contained in this Code of Conduct should be construed in a manner consistent with those Policies and Procedures and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.